The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated March 5, 2012

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[•] Callable Yield Notes due September 10, 2013 Linked to the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7194

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Initial Valuation Date:	March 5, 2012
Issue Date:	March 8, 2012
Final Valuation Date*:	September 5, 2013*
Maturity Date**:	September 10, 2013**
Reference Asset:	The S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”).
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Interest Rate:	7.37% per annum
Interest Payment Dates:	Quarterly, payable in arrears on June 5, 2012, September 5, 2012, December 5, 2012, March 5, 2013, June 5,2013 and the Maturity Date.
Day Count Convention:	30/360
Tax Allocation of the Monthly Payments on the Notes:	Deposit Income: [•]% of the amount of the quarterly interest payment Put Premium: [•]% of the amount of the quarterly interest payment
Early Redemption at the Option of the Issuer:

The Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below on any Interest Payment Date during the term of the Notes, beginning on the Interest Payment Date scheduled to occur in June 2012, provided the Issuer gives at least five business days’ prior written notice to the trustee.  If the Issuer exercises its redemption option, the Interest Payment Date on which the Issuer so exercises the redemption option will be referred to as the “Early Redemption Date”.

Redemption Price:

If the Issuer exercises its redemption option on any Interest Payment Date, you will receive on the applicable Early Redemption Date 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such scheduled Interest Payment Date.

Business Day Convention:	Following; Unadjusted
Business Days:	New York and London
Payment at Maturity:

If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provisions, you will receive (subject to our credit risk) on the Maturity Date, in addition to the final interest payment, a cash payment determined as follows:

•      If a Knock-In Event does not occur, $1,000 per $1,000 principal amount Note;

•      If a Knock-In Event occurs, an amount calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 x Index Return]

You may lose some or all of your principal if you invest in the Notes. If the Index Closing Level on the Final Valuation Date is less than the Knock-In Barrier, your Notes will be fully exposed to any decline of the Index from the Initial Level to the Final Level.  Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Knock-In Event:	A Knock-In Event occurs if, as determined by the Calculation Agent, the Index Closing Level on the Final Valuation Date is less than the Knock-In Barrier.
Index Closing Level:

With respect to the Index, for any applicable Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as displayed on Bloomberg Professional® service page “SPX <Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Index Closing Level will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

Knock-In Barrier:	[•], the Initial Level multiplied by 70.00%, rounded to the nearest hundredth.
Index Business Day:

With respect to the Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	[•], the Index Closing Level on the Initial Valuation Date.
Final Level:	The Index Closing Level on the Final Valuation Date.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KV81 and US06738KV814

*                   Subject to postponement in the event of a market disruption event, as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

**              Subject to postponement in the event of a market disruption event as described under “Terms of the Notes—Maturity Date”, “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PPS-4 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡ Barclays Capital Inc. will receive commissions from the Issuer equal to [•]% of the principal amount of the notes, or $[•] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.  Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Payments at Maturity Assuming a Range of Index Returns

The following table illustrates a hypothetical range of payments at maturity (excluding the final interest payment on the Notes) assuming a range of Index Returns.  The following examples are calculated on the basis of a hypothetical Initial Level of 1,374.09 and a Knock-In Barrier of 961.86, which is 70% of the hypothetical Initial Level, rounded to the nearest hundredth.  The hypothetical examples set forth below are for illustrative purposes only.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples do not take into account any tax consequences from investing in the Notes.  These examples assume that the Notes are not redeemed by us prior to maturity, as described under “Early Redemption at the Option of the Issuer” above.

Final Level	Index Return	Payment at Maturity (per $1,000 principal amount Note)*
2,748.18	100.00%	$1,000.00
2,610.77	90.00%	$1,000.00
2,473.36	80.00%	$1,000.00
2,335.95	70.00%	$1,000.00
2,198.54	60.00%	$1,000.00
2,061.14	50.00%	$1,000.00
1,923.73	40.00%	$1,000.00
1,786.32	30.00%	$1,000.00
1,648.91	20.00%	$1,000.00
1,511.50	10.00%	$1,000.00
1,442.79	5.00%	$1,000.00
1,374.09	0.00%	$1,000.00
1,305.39	-5.00%	$1,000.00
1,236.68	-10.00%	$1,000.00
1,167.98	-15.00%	$1,000.00
1,099.27	-20.00%	$1,000.00
961.86	-30.00%	$1,000.00
824.45	-40.00%	$600.00
687.05	-50.00%	$500.00
549.64	-60.00%	$400.00
412.23	-70.00%	$300.00
274.82	-80.00%	$200.00
137.41	-90.00%	$100.00
0.00	-100.00%	$0.00

*Excluding the final interest payment on the Notes

PPS-1

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Index increases from an Initial Level of 1,374.09 to a Final Level of 1,648.91.

Because the Final Level is greater than the Knock-In Barrier, a Knock-In Event does not occur.  The investor will receive at maturity, in addition to the final interest payment on the Notes, a payment of $1,000 per $1,000 principal amount Note.

Example 2: The Index decreases from an Initial Level of 1,374.09 to a Final Level of 1,167.98.

Although the Final Level is less than the Initial Level, the Final Level is above the Knock-In Barrier.  Because the Final Level is above the Knock-In Barrier, a Knock-In Event does not occur.  Accordingly, investor will receive at maturity, in addition to the final interest payment on the Notes, a payment of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Level of 1,374.09 to a Final Level of 824.45.

Because the Final Level is less than the Knock-In Barrier, a Knock-In Event has occurred.  Accordingly, the investor receives a payment at maturity (in addition to the final interest payment) of $600 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -40.00%] = $600.00

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

Exposure to U.S. Equities of the S&P 500® Index—The payment, if any, at maturity of the Notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

PPS-2

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate debt instrument that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Reference Asset (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”).  On the cover page of this preliminary pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”).  The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service.  Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes.  For a further discussion of the tax considerations applicable to fixed-rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement.  Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below.

The receipt of cash upon the redemption or maturity of your Notes (excluding cash attributable to the final quarterly payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option.  Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final quarterly interest payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale.  You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit) and (ii) your adjusted tax basis in the Deposit.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.  If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option.  In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Alternative Treatments.  There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until redemption or maturity.  If your Notes are so treated, you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount

PPS-3

you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.  For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing executory contract in respect of the Reference Asset, in which case you may be required to include as ordinary income the entire quarterly interest payment on the Notes (and not just the interest on the Deposit).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, individuals that own “specified foreign financial assets” (which may include your Notes) with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index or the components of the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•                  “Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss; if a Knock-In Event Occurs, Your Notes Will be Fully Exposed to any Decline in the Index from the Initial Level to the Final Level—The Notes do not guarantee any return of principal.  The payment at maturity depends on whether a Knock-In Event occurs.  If the Final Level of the Index is less than the Knock-In Barrier, a Knock-In Event will occur and your Notes will be fully exposed to any decline of the Index from the Initial Level to the Final Level.  You may lose some or all of your investment in the Notes.

•                  Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price on any Interest Payment Date during the term of the Notes, beginning on the Interest Payment Date scheduled to occur in June 2012, provided the Issuer gives at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option on any Interest Payment Date, you will receive on the applicable Early Redemption Date 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding such scheduled Interest Payment Date.  This amount may be less than the payment that you would have otherwise been entitled to

PPS-4

receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No more interest will accrue after the relevant Early Redemption Date.  The Issuer’s right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.  The Issuer’s election to redeem the Notes may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes.

•                  You Will Not Receive More Than the Principal Amount of Your Notes at Maturity—At maturity, you will not receive more than the principal amount of your Notes, even if the Index Return is positive.  The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the interest payments paid during the term of the Notes.

•                  The Determination of Whether a Knock-In Event Occurs is Not Based on the Level of the Index at any Time Other than the Index Closing Level on the Final Valuation Date—A Knock-In Event occurs if the Final Level of the Index is below the Knock-In Barrier.  The determination of whether a Knock-In Event occurs is therefore not based on any level of the Index at any time other than the Index Closing Level on the Final Valuation Date.  If the level of the Index drops precipitously on the Final Valuation Date such that a Knock-In Event Occurs, the payment at maturity on your Notes, if any, will be significantly less than it would have been had your payment at maturity been linked to the level of the Index at a time prior to such drop.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.   In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  No Principal Protection—If a Knock-In Event occurs, the payment at maturity will be significantly less than the principal amount of your Notes.  If a Knock-In Event occurs, your Notes will be fully exposed to any decline of the level of the Index from the Initial Level to the Final Level and you may lose some or all of your investment in the Notes.

•                  Return Limited to the Monthly Interest Payments—Your return is limited to the monthly interest payments.  You will not participate in any appreciation in the level of the Index.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive any periodical  interest payments under the Notes, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income or loss.   Similarly, the Internal Revenue Service and Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income at a rate that exceeds the portion of the quarterly payments treated as interest on the Deposit for U.S. federal income tax purposes.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-5

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index and securities comprising the Index;

o                 the time to maturity of the Notes;

o                 the dividend rate on the common stocks underlying the Index;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information Regarding the S&P 500® Index

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 7, 2002 through March 1, 2012. The closing level of the Index on March 1, 2012 was 1,374.09.

We obtained the Index closing levels below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Value of the Index on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-6